Exhibit 99.1

BIOVAIL CORPORATION

RECONVENED ANNUAL MEETING OF SHAREHOLDERS

AUGUST 8, 2008

Report of Voting Results

National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3

Resolution #1:

On a vote by ballot, the shareholders approved the election of the Management slate of director nominees to hold office until the close of the next annual meeting or until their successors are elected, as follows:

MANAGEMENT SLATE OF DIRECTOR NOMINEES		NUMBER OF VOTES CAST	PERCENTAGE OF VOTES CAST
Dr. Douglas J.P. Squires, Mr. Serge Gouin, Mr. David H. Laidley, Mr. J. Spencer Lanthier, Mr. Mark Parrish, Dr. Laurence E. Paul, Mr. Robert N. Power, Mr. Lloyd M. Segal, Mr. Michael R. Van Every, and Mr. William M. Wells.	VOTES IN FAVOUR	80,530,722	66.39%
	VOTES WITHHELD	40,763,565	33.61%
	TOTAL VOTES	121,294,287	100.00%

* To the knowledge of the directors and senior officers of Biovail Corporation, as of the Record Date for the Reconvened Annual Meeting of Shareholders (April 28, 2008), Eugene Melnyk and certain trusts settled by Eugene Melnyk beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 28,214,028 common shares of Biovail Corporation.

Resolution #2:

On a show of hands, the Chairman declared that the shareholders approved the reappointment of Ernst & Young LLP as auditors to hold office until the close of the next annual meeting and the authorization of the Board of Directors of Biovail Corporation to fix the remuneration of the auditors.